UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009717

March 1, 2004

Eric I. Cohen
Senior Vice President, Secretary
and General Counsel
Terex Corporation
500 Post Road East, Suite 320
Westport, CT 06880

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Terex Corporation
Incoming letter dated January 15, 2004

Dear Mr. Cohen:

This is in response to your letter dated January 15, 2004 concerning a shareholder proposal submitted to Terex by Calvert Asset Management. We also have received a letter from the proponent dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

/s/ Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lancelot A. King
Assistant Secretary
Associate General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

97216

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

November 21, 2003

Eric I. Cohen
Corporate Secretary
Terex Corp
500 Post Road East
Suite 320
Westport, Connecticut 6880-4431

Dear Mr. Cohen:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 16 socially responsible mutual funds. Calvert currently has over $9 billion in assets under management. One of our mutual funds owns shares of Terex Corp (the "Corporation").

Calvert Social Index Series, Inc., Social Index Fund (the "Fund") holds 300 shares of common stock in the Corporation as of close of business on November 21, 2003. This Calvert Fund is the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held 200 shares of these securities continuously for at least one year, and the Fund intends to own shares in the Corporation through the date of the 2004 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

On October 14, 2003, Calvert requested information about your company's plans for increasing its corporate social responsibility reporting. The Corporation's lack of social and environmental

William M. Tartikoff
Senior Vice President
and General Counsel

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4881
301.657.7014 (fax)
bill.tartikoff@calvert.com
www.calvert.com

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Terex Corp is a leading industrial machinery manufacturer with operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not disclose face the risk of being sued by their shareholders or fined by facing increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines. To date, 318 companies in 26 countries have used the Guidelines in shaping their sustainability reports.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable Development Reporting project revealed that the content of GRI

guidelines covers more than 80% of the issues mentioned in the various questionnaires of the sustainability rating agencies.

BE IT RESOLVED, we request that Terex Corp prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2004 annual general meeting of shareholders.

STATE STREET.
Serving Institutional Investors Worldwide℠

Mutual Fund Services
P.O. Box 1713
Boston, MA 02105-1713

November 21, 2003

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 21, 2003 each Calvert Fund listed below held the indicated amount of shares of the stock of Terex Corp New (Cusip number 880779103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/21/03	Shares Held for 1 Year
D872	Calvert Social Index Fund	300	200

Please feel free to contact me if you need any further information.

Sincerely,

Todd Nickerson
Account Manager

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

January 29, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Response to No-Action Request by Terex Corporation Regarding Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

I am writing in response to the January 15, 2004, letter submitted to the Securities and Exchange Commission (the "Commission") by Eric I. Cohen on behalf of Terex Corporation ("Terex" or the "Company") ("Terex Letter"), which seeks assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2004 annual meeting a shareholder proposal submitted by Calvert Asset Management Company, Inc. ("Calvert") (the "Proposal") on behalf of Calvert Social Index Fund. In addition to submitting to the Commission six copies of this letter, I am simultaneously providing the Company a copy of this letter, pursuant to Rule 14a-8(k) of the Securities Exchange Act of 1934 (the "Exchange Act").

The Proposal (attached) requests that Terex "prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information."[1] Terex has challenged the Proposal on the following grounds: (1) Rule 14a-8(i)(7) of the Exchange Act ("Rule 14a-8(i)(7)") – Terex claims the Proposal deals with matters relating to Terex's ordinary business operations, and (2) Rules 14a-8(i)(3) and 14a-8(i)(6) of the Exchange Act ("Rules 14a-8(i)(3) and 14a-8(i)(6)") – Terex claims the Proposal is indefinite, and Terex would be unable to determine what further action should be taken.

For the reasons provided below, Calvert respectfully requests that the Staff deny Terex's request for "no-action" relief.

[1] GRI is the acronym for Global Reporting Initiative. The Proposal's supporting statement provides further information on this international standard-setting organization.

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

BACKGROUND

Terex is an industrial machinery manufacturer, headquartered in Westport, Connecticut. The Company's products include lifting equipment such as cranes (including telescopic mobile cranes), material handlers (such as container stackers), work platforms, and similar devices for construction and industrial customers. Its earthmoving unit makes large hydraulic excavators, high-capacity surface mining trucks, scrapers, and related equipment used for construction, mining, and quarrying. Other products include floodlighting systems and concrete mixers.

Machinery manufacturers have high social and environmental impacts, and disclosure on these issues is particularly important to a growing number of stakeholders, including shareholders, community groups, employees, and suppliers. Specifically, shareholders request information on energy efficiency (both during equipment manufacturing and throughout the product life cycle), consumer safety and product quality systems, and compliance records for safety, efficiency, and emissions standards. These issues, among the other criteria that GRI outlines, provide key insights into how companies are prepared to deal with future environmental regulation, product safety litigation, and marketing and brand risk.

Members of the machinery industry face significant workplace and product liabilities, and given the changing regulatory environment for emissions and efficiency for trucks and equipment, companies regularly track environmental and safety performance data. Beyond mere internal recordkeeping, these companies increasingly report on that performance to shareholders and the public.[2]

DISCUSSION

14a-8(i)(7)—Ordinary Business Exclusion

Terex argues that it may properly exclude Calvert's proposal calling for a GRI-based sustainability report because it deals with matters relating to the Company's ordinary business operations.[3] The Company cites a number of Commission no-action letters that reflect the exclusion of proposals pursuant to Rule 14a-8(i)(7) for matters relating to the ordinary business operations of a company, but the examples have little relevance to this matter. Indeed, as

[2] For example, Caterpillar Inc., an industrial machinery manufacturer, provides environment, health and safety information to the Investor Responsibility Research Center, an independent research firm that supplies numerous institutional investors with this data. (www.irrc.org)
[3] Terex Letter at 2.

indicated below, GRI's sustainability reporting guidelines (the "GRI Guidelines") do not require the disclosure (and certainly not the "micro-management") of ordinary business matters, including the operational issues that are the subjects of the no-action letters the Company cites.

The Company, however, does properly cite a highly relevant Commission no-action letter in which the Staff denied no-action relief to a company seeking to exclude from a proxy statement a proposal requesting a sustainability report on social and environmental issues.[4] In Johnson Controls, Johnson Controls argued that the proposal required the company to review company policies as they relate to social, environmental and economic matters, and that the underlying subject matter of the proposal dealt with the fundamental task of the company's board to review the management of the company's business.[5] The company further stated that the review was an integral part of the ordinary course of the company's business, and that the matters should not be subject to direct shareholder oversight.[6] In declining to concur with the company's view, the Staff apparently rejected the argument that the report impinged on matters relating to ordinary business.[7]

Terex makes similar arguments regarding Calvert's proposal for a GRI-based sustainability report. Terex claims specifically "the preparation of such a report would involve numerous items which relate to Terex's ordinary business matters," and that "the very detailed nature of the GRI Guidelines would cause the Company to undergo the type of micro-management the Commission sought to shield companies from by enacting Rule 14a-8(i)(7)."[8] The Company further claims that the GRI Guidelines request disclosure in a number of specified areas that "are not appropriate matters for direct shareholder oversight."[9] Terex attempts to distinguish the sustainability report in Johnson Controls by arguing that the proposal in Johnson Controls "afforded the company broad discretion in determining the appropriate definition for the term 'sustainability' while the Proposal at hand requires Terex to adhere to the complex GRI Guidelines."[10]

In view of Johnson Controls, the Staff should reject Company's arguments that Calvert's proposal for a sustainability report deals with matters relating to Terex's ordinary business matters. Terex's claims simply do not hold water because Terex's argument relies on a false characterization of the GRI Guidelines. The GRI Guidelines are centered on the principle of sustainability reporting, but GRI does not specifically define sustainability. Rather, GRI provides a general

---

[4] See Johnson Controls, Inc., 2002 WL 31562565 (S.E.C. No-Action Letter) (November 14, 2002).
[5] Id. at * 4.
[6] Id.
[7] The Staff explicitly declined to concur in excluding the proposal under Rule 14a-8(i)(7). Id. at *15.
[8] Terex Letter at 3.
[9] Id. at 4.
[10] Id. at 5.

description of what sustainability reporting entails -- economic, social, and environmental performance reporting. The GRI Guidelines allow companies to choose which indicators they will report on, thus allowing Terex discretion about choosing which indicators to report. In this regard, a company may report on each criterion as it sees fit; as long as the company explains why it chooses to exclude a criterion, a company will still be in conformity with the GRI Guidelines. The GRI Guidelines simply do not require specific pieces of information to be reported. Furthermore, as Calvert's supporting statement explains, GRI allows "incremental reporting," which allows companies to gradually increase disclosure. In cases where a company chooses to incrementally report, simply addressing the relevant economic, social, and environmental issues (as defined by the Company) fulfills the intent of GRI. The argument that the GRI Guidelines involve complex, detailed reporting is groundless. The GRI Guidelines are exactly that -- guidelines. They do not restrict and micro-manage, as Terex claims.

In arguing that the disclosures covered under the GRI Guidelines relate to ordinary business operations, Terex further argues that such disclosures "are not of a type that raise significant policy issues."[11] It should be noted that, in Johnson Controls, Johnson Controls argued that the proposal did not raise a "sufficiently significant social policy issue," claiming that the proposal did not identify a single social policy issue that the company's board was requested to review or address.[12] The Staff apparently was unpersuaded by this argument as well and similarly should reject this argument by Terex. Like the proposal in Johnson Controls, Calvert's proposal calls for the preparation of a report that addresses critical issues such as social and environmental sustainability.[13] As Calvert's supporting statement indicates, "the [C]ompany does not currently comprehensively disclose its social and environmental performance," which deprives shareholders of access to vital issues; the supporting statement also references critical issues such as the environment, human rights, and product responsibility.

14a-8(i)(3) and (6) —Exclusion Because Proposal is Vague, Indefinite and Misleading; Company Would Lack the Power or Authority to Implement the Proposal

Terex argues that the Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) because it is indefinite and vague, and that Terex would be unable to determine what further action should be taken.[14] In this regard, the Company describes as vague, indefinite, and misleading the flexibility built into the GRI Guidelines (namely the range of options available in preparing a report)

[11] Id. at 4.
[12] Johnson Controls, 2002 WL 31562565 at *6.
[13] See id. at *2.
[14] Terex Letter at 5.

and the alleged failure to communicate to the shareholders the complexity and cost involved in preparing the report.[15]

In Johnson Controls, Johnson Controls made a similar argument under Rule 14a-8(i)(6) that the proposal was vague and misleading, arguing that the lack of definition of "sustainability" and the lack of guidance provided regarding the preparation of the report made it impossible to understand what to report on, but the Staff specifically did not concur that the proposal could be excluded on these grounds.[16] The Staff should reject Terex's similar argument, which also is based on flexibility accorded the Company regarding preparation of the report. Calvert's supporting statement contains a resolution that identifies the report as a sustainability report with the purpose of describing social, environmental and economic impacts; it also describes the flexibility of GRI's "incremental approach," which is designed to allow companies to increase disclosure over a period of time. As in Johnson Controls, Terex has flexibility in determining how it wants to report on sustainability. In short, shareholders are provided with enough information to understand the Proposal. In addition, Calvert's supporting statement also refers to the GRI website, where a shareholder may obtain even more detailed information about GRI.

Terex also claims that the GRI Guidelines are complex, in part because they are over 100 pages long. Although the complete GRI document is close to 100 pages (94 to be exact), the core component of the GRI Guidelines -- the reporting criteria -- are comprised of only 24 pages. The remainder of the document covers issues such as GRI principles, glossaries, and annexes. The reporting criteria are presented in a straightforward manner (with the use of bullet points), which provide clear and unambiguous direction for reporting companies. The Company also claims that the GRI Guidelines are vague because the GRI Guidelines continue to evolve, but GRI is merely providing supplemental information to companies seeking better disclosure within the GRI Guidelines. This in no way alters the core reporting criteria and does not prevent the Company from addressing key social and environmental issues, as defined by the Company -- indeed, it is hard to believe that the Company would have difficulty complying with reporting on such basic issues.

In addition, the Company claims that shareholders would not understand the burden on the Company's resources and the significant expense imposed by the GRI Guidelines. In citing the areas that the GRI Guidelines address, Terex concedes that it already discloses much of this information in regulatory filings, press releases, and the company website. Furthermore, again, the GRI Guidelines afford flexibility in what is disclosed; no specific piece of information is required to be disclosed. Moreover, Calvert's resolution specifically states that the report should be prepared at a reasonable cost, further allowing the Company discretion in preparing the report.

---

[15] Id.

[16] Johnson Controls, 2002 WL 31562565 at *9, *15.

CONCLUSION

For the reasons above, we respectfully ask the Staff to deny Terex's request for no-action relief. Please call me at (301) 657-7045 if you have any questions about this submission.

Sincerely,

Lancelot A. King
Assistant Secretary
Associate General Counsel

cc: Eric I. Cohen, Terex Corporation
Jennifer Woofter, Calvert Asset Management Company, Inc.
Nikki Daruwala, Calvert Asset Management Company, Inc.

TEREX

RECEIVED
2004 JAN 15 AM 10:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re: Omission of Shareholder Proposal Submitted by Calvert Asset Management Company, Inc. to Terex Corporation

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed are 6 copies of (i) the shareholder proposal and statement in support thereof (the "Proposal") received by Terex Corporation ("Terex" or the "Company") from Calvert Asset Management Company, Inc., a registered investment advisor for the Calvert Social Index Fund ("Calvert") and (ii) this letter, which sets forth the reasons we believe the Proposal may properly be omitted from the Company's proxy statement and form of proxy relating to the Company's annual meeting of stockholders to be held in 2004 (collectively, the "2004 Proxy Materials"). Pursuant to Rule 14a-8(j), we are simultaneously providing a copy of this letter and the attachments hereto to Calvert.

Terex hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposal from its 2004 Proxy Materials.

Proposal

The Proposal reads as follows:

"BE IT RESOLVED, we request that Terex Corporation prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2004 annual general meeting of shareholders."

What are the GRI Guidelines?

The Global Reporting Initiative's sustainability reporting guidelines (the "GRI Guidelines") is a complex document that attempts to provide a framework for the form and content of a report on an organization's social, environmental and economic performance. The GRI Guidelines are for voluntary use and are vague and in a state of flux. They cover disclosure in five separate categories which include vision and strategy, organizational profile, governance structure and management

TEREX CORPORATION
500 Post Road East, Suite 320, Westport, Connecticut 06880
Telephone: (203) 222-7170 Fax: (203) 222-7976

systems, GRI content index (a table identifying the location of each element of the report) and core performance indicators. The GRI Guidelines identify 11 principles that companies should consider in providing disclosure in each of these categories.

A copy of the GRI Guidelines may be obtained from the GRI website at www.globalreporting.org. If the Staff would like to receive a hard copy of the GRI Guidelines to facilitate its review of this letter please contact the undersigned.

Reasons for Excluding the Proposal

Terex has carefully reviewed the Proposal and the GRI Guidelines and believes that the Proposal may be excluded from the 2004 Proxy Materials, under:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Terex's ordinary business operations, and

- Rules 14a-8(i)(3) and 14a-8(i)(6) because it is vague, indefinite and potentially misleading.

Discussion

(1) The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business operations of Terex.

Under Rule 14a-8(i)(7), a company may properly omit a shareholder proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Securities and Exchange Commission (the "Commission") stated that the ordinary business exclusion focused on two key considerations. The first consideration, the subject matter of the proposal, is a critical component of the ordinary business exclusion because as the Commission explained in the 1998 Release "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration focuses on the degree to which the proposal seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. See, e.g., AT&T Corp. (February 21, 2001); The Mead Corporation (January 31, 2001); Wal-Mart Stores, Inc. (March 15, 1999); and Nike, Inc. (July 10, 1997). In fact, if even part of a proposal relates to ordinary business matters, the Staff has taken the view that the proposal may be excluded in its entirety under Rule 14a-8(i)(7). For example, in E*Trade Group, Inc. (October 31, 2000), the proposal sought the formation of a shareholder committee to suggest ways to increase shareholder value. While the Staff acknowledged that "the proposal appears to address matters outside the scope of ordinary business," the Staff nevertheless permitted exclusion of the entire proposal because two of the four alternatives specified in the proposal related to the company's ordinary business operations. The Staff noted that it "has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." See also Z-Seven Fund, Inc. (November 3, 1999) (permitting exclusion of an entire proposal because certain matters contained in the proposal referred to ordinary business matters notwithstanding the Staff's acknowledgement that part of the proposal addressed matters outside the scope of ordinary business).

The Proposal would require the Company to prepare a sustainability report based on the GRI Guidelines and the Company believes that preparation of such a report would involve numerous items which relate to Terex's ordinary business matters. Indeed, the very detailed nature of the GRI Guidelines would cause the Company to undergo the type of micro-management the Commission sought to shield companies from by enacting Rule 14a-8(i)(7).

We have listed below examples of certain sections of Part C (Report Content) of the GRI Guidelines which request reporting organizations to provide disclosure in the areas specified.

> 2.2 Major products and/or services, and the nature of the role in providing such products and services.
> 2.3 Operational structure of the organization.
> 2.4 Description of major divisions, operating companies, subsidiaries and joint ventures.
> 2.5 Countries in which the organization's operations are located.
> 2.6 Nature of ownership; legal form.
> 2.7 Nature of markets served.
> 2.8 Scale of the reporting organization, including number of employees, products produced and services offered, net sales, total debt and equity capitalization.
> 2.9 List of stakeholders, key attributes of each, and relationship to the reporting organization, including communities, customers, shareholders and providers of capital (stock exchange listings), suppliers, trade unions, direct and indirect workforce and other stakeholders, such as business partners.

Many of the sections above request disclosure which falls within the ordinary business operations of Terex. Indeed, Terex currently provides disclosure in compliance with Regulation S-K, Regulation S-X and Regulation 14A on many of these topics in its public company reports filed with the Commission, as well as in other publicly available reports, such as press releases. Furthermore, many sections contained in Part C of the GRI Guidelines cover disclosure on corporate governance which Terex publicly provides on the "Investors" page of its website located at www.terex.com.

In addition, the Staff has consistently taken the view that the type of disclosure concerning products and services and related matters called for in Sections 2.2 and 2.8 of Part C are matters within the purview of ordinary business operations. See, e.g., Alliant Techsystems, Inc. (May 7, 1996); Kmart Corp. (February 23, 1993); and McDonald's Corp. (March 9, 1990). In addition, the Staff has permitted the exclusion of proposals which relate to a company's relationships with suppliers and vendors because they addressed matters of ordinary business. See, e.g., Hormel Foods Corp. (November 19, 2002). In the 1998 Release, the Commission stated that retention of suppliers was a matter that should not "as a practical matter, be subject to direct shareholder oversight." 1998 Release at 20. Several sections contained in Part C of the GRI Guidelines call for detailed supplier and vendor disclosure which falls within the ambit of ordinary business operations. Examples of such sections include, but are not limited to, Section 2.9 set forth above, Section 3.16 entitled "Policies and/or systems for managing upstream and downstream impacts, including supply chain management as it pertains to outsourcing and supplier environmental and social performance," Economic Performance Indicator EC 11 entitled "Supplier breakdown by organization and country," and Environmental Performance Indicator EN33 entitled "performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems Section (Section 3.16)".

Terex continually evaluates the types of products and services it offers to its customers. This evaluation is integral to the Company's day-to-day business operations and is subject to the supervision and implementation by the Company's Board of Directors and its delegated officers. Clearly these operational issues are not appropriate matters for direct shareholder oversight. Similarly, Terex considers a variety of factors in selecting its suppliers and vendors. Assessing these factors is a critical component of the Company's daily operations and the manner of selecting supplier and vendors is not, from a practical standpoint, appropriate for direct shareholder oversight.

Additional topics included in the GRI Guidelines which have been firmly established by the Staff as matters of ordinary business include workforce management and location of operations. Several sections of the GRI Guidelines call for disclosure on these matters including, without limitation, Section 2.9 listed above, Economic Performance Indicator EC5 entitled "total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region," the section in Part C entitled "Social Performance Indicators" (which calls for specific labor, employment and human rights related disclosure) and Section 3.18 of Part C entitled "Major decisions during the reporting period regarding the location of, or changes in, operations." The Staff has stated that management of workforce and decisions regarding the location of and changes in the Company's operations are matters of ordinary business. See, e.g., Xerox Corp. (March 31, 2000) (Company may exclude proposal relating to general employee compensation matters); Chrysler Corp. (February 18, 1998) (permitting exclusion of a proposal requesting a report on issues including "training programs for workers" and "upgrading management and mechanical skills of employees"); and Minnesota Corn Processors, LLC (April 3, 2002) (proposal to build new plant excluded as ordinary business decision).

A substantial portion of the disclosures covered under the GRI Guidelines centers on the Company's policies and practices relating to the day-to-day operating policies and strategies of the Company including, without limitation, environmental policies, overall working conditions, salaries and benefits and other issues. These types of disclosures relate to the management of the Company's workforce and are not of a type which raise significant policy issues. Indeed, the Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. 1998 Release at 20. Terex's management routinely makes decisions regarding the location of offices and facilities and where to open or close a facility. Accordingly, the disclosures called for in the GRI Guidelines related to decisions regarding the location of and changes in the Company's operation relate to ordinary business operations.

The Staff has held the view that financial disclosures, including, without limitation, the form, content and presentation thereof, which go beyond the standards of GAAP and other applicable requirements relate to ordinary business matters. See Santa Fe Southern Pacific Corp. (January 30, 1986) (proposal to require preparation of current cost basis financial statements excluded as relating to ordinary business). The GRI Guidelines call for various disclosure of this type including, without limitation, Economic Performance Indicator EC 3 entitled "Cost of all goods, materials, and services purchased" and EC 12 entitled "Total spent on non-core business infrastructure development."

We note that the Proposal is distinguishable from the proposal the Staff considered in Johnson Controls, Inc. (November 14, 2002). In Johnson Controls, the Staff concluded that a proposal which requested that the Company prepare a report dealing with the social and environmental issues related to sustainability could not be excluded under Rule 14a-8(i)(7). While the proposal in Johnson Controls permitted the company to determine its own definition of sustainability in preparing the requested report to shareholders, the Proposal we have considered would restrict Terex to the GRI Guidelines in preparing the report for Terex stockholders. This distinction is meaningful because the proposal in Johnson Controls afforded the company broad discretion in determining the appropriate definition for the term "sustainability" while the Proposal at hand requires Terex to adhere to the complex GRI Guidelines.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy materials under Rule 14a-8(i)(7).

(2) The Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) because it is so indefinite that the stockholders and Terex would be unable to determine what further action should be taken.

The Staff has consistently taken the position that a proposal is sufficiently vague, indefinite and misleading to justify exclusion from a company's proxy materials where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). The Preface to the GRI Guidelines states that "there are numerous ways to use the 2002 Guidelines. An organization may choose to simply use them for informal reference or to apply the Guidelines in an incremental fashion. Alternatively, an organization may decide to report based on the more demanding level of 'in accordance'." This flexibility built into the GRI Guidelines could potentially be misleading to Terex's stockholders, as there is a broad range of options for preparing a report.

We would also like to point out that the Proposal is vague and misleading, as it fails to convey to Terex stockholders the breadth and complexity of the GRI Guidelines or the cost involved in preparing such a report in such a short time period. The GRI Guidelines are a complex, intricate set of guidelines and are more than 100 pages long. The preparation of a report based on the GRI Guidelines would place a considerable burden on Terex's resources and would involve a significant expense to Terex. Because the Proposal does not provide any meaningful disclosure concerning the complexity and extent of the GRI Guidelines, Terex stockholders will not understand the burden imposed on Terex from complying with the Proposal.

The GRI Guidelines also state that they are still a "work in progress" and that three new sets of documents are currently being developed or are expected to be developed over time. Furthermore, the Preface to the GRI Guidelines states that the GRI Guidelines will be revised in 2004. Based on the ambiguous nature of the GRI Guidelines, if this Proposal is not excluded from the 2004 Proxy Materials, Terex stockholders would be asked to vote on a proposal whose substance and implications cannot be gleaned from its language. Moreover, Terex will be unable to determine if it is complying with the intent of the Proposal because the GRI Guidelines are continuing to evolve.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement if the Proposal is in fact excluded from the Company's 2004 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Eric I Cohen
Senior Vice President, Secretary
and General Counsel

cc: Calvert Asset Management Company, Inc.

Exhibit A

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Terex Corp is a leading industrial machinery manufacturer with operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not disclose face the risk of being sued by their shareholders or fined by facing increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines. To date, 318 companies in 26 countries have used the Guidelines in shaping their sustainability reports.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable Development Reporting project revealed that the content of GRI

guidelines covers more than 80% of the issues mentioned in the various questionnaires of the sustainability rating agencies.

BE IT RESOLVED, we request that Terex Corp prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2004 annual general meeting of shareholders.

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

November 21, 2003

Eric I. Cohen
Corporate Secretary
Terex Corp
500 Post Road East
Suite 320
Westport, Connecticut 6880-4431

Dear Mr. Cohen:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 16 socially responsible mutual funds. Calvert currently has over $9 billion in assets under management. One of our mutual funds owns shares of Terex Corp (the "Corporation").

Calvert Social Index Series, Inc., Social Index Fund (the "Fund") holds 300 shares of common stock in the Corporation as of close of business on November 21, 2003. This Calvert Fund is the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held 200 shares of these securities continuously for at least one year, and the Fund intends to own shares in the Corporation through the date of the 2004 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

On October 14, 2003, Calvert requested information about your company's plans for increasing its corporate social responsibility reporting. The Corporation's lack of social and environmental

William M. Tartikoff
Senior Vice President
and General Counsel

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4881
301.657.7014 (fax)
bill.tartikoff@calvert.com
www.calvert.com

disclosure prompted our inquiry. As of this date, we have not received a reply to our letter, but are still willing to discuss your response. If prior to the annual meeting you agree to the criteria outlined in the resolution, we believe that this resolution would be unnecessary.

Please direct any correspondence to Jennifer Woofter, Associate Social Research Analyst, at (301) 961-4759 or jennifer.woofter@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

William M. Tartikoff

Enclosures

Cc: Joe Keefe, Senior Advisor for Strategic Social Policy, Calvert Group, Ltd.

Nikki Daruwala, Shareholder Advocacy Coordinator, Calvert Asset Management Company

Jennifer Woofter, Associate Social Research Analyst, Calvert Asset Management Company

#4677

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Terex Corp is a leading industrial machinery manufacturer with operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not disclose face the risk of being sued by their shareholders or fined by facing increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines. To date, 318 companies in 26 countries have used the Guidelines in shaping their sustainability reports.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable Development Reporting project revealed that the content of GRI

guidelines covers more than 80% of the issues mentioned in the various questionnaires of the sustainability rating agencies.

BE IT RESOLVED, we request that Terex Corp prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2004 annual general meeting of shareholders.

STATE STREET.
Serving Institutional Investors Worldwide℠

Mutual Fund Services
P.O. Box 1713
Boston, MA 02105-1713

November 21, 2003

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 21, 2003 each Calvert Fund listed below held the indicated amount of shares of the stock of Terex Corp New (Cusip number 880779103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/21/03	Shares Held for 1 Year
D872	Calvert Social Index Fund	300	200

Please feel free to contact me if you need any further information.

Sincerely,

Todd Nickerson
Account Manager

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Terex Corporation
Incoming letter dated January 15, 2004

The proposal requests that Terex prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines.

There appears to be some basis for your view that Terex may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, the Division will not recommend enforcement action to the Commission if Terex omits the proposal from its proxy materials in reliance on rules 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Terex relies.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor